Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

November 8, 2010

iPath®

iPATH® VIX FUTURES ETNs: SPLITS AND REVERSE SPLITS

Frequently Asked Questions

General information behind iPath VIX Futures ETNs (tickers: VXX, VXZ) splits and reverse splits

A split will cause the price of an ETN to be lowered by the split ratio. Similarly, a reverse split will cause the price of an ETN to be raised by the reverse split ratio.

For example, should the closing indicative value of VXX or VXZ on any business day be above $400, Barclays Bank PLC ("Barclays") may, but is not obligated to, initiate a 4-for-1 split of the ETNs. Should the closing indicative value of VXX or VXZ on any business day be below $25, Barclays may, but is not obligated to, initiate a 1-for-4 reverse split of the ETNs. If the closing indicative value of VXX or VXZ is greater than $400.00 or below $25.00 on any business day, and Barclays decides to initiate a split or reverse split, as applicable, such date shall be deemed the "announcement date," and Barclays will issue notice to the holders of the relevant ETNs and a press release announcing the split or reverse split specifying the effective date of the split or reverse split.

On October 26, 2010, Barclays announced that it intended to implement such a 1-for-4 reverse split of VXX, in accordance with the procedures described in the following sections, to take effect on November 9, 2010. More information about the terms of the reverse split is available at: http://www.iPathETN.com/pdf/VXX_reverse_split_press_release.pdf.

How will iPath VIX Futures ETNs be affected?

	iPATH® S&P 500 VIX SHORT-TERM FUTURES™ ETN	iPATH® S&P 500 VIX MID-TERM FUTURES™ ETN
TICKER	VXX	VXZ
EXCHANGE	NYSE Arca	
SPLIT FACTOR	4-for-1	
REVERSE SPLIT FACTOR	1-for-4	

Please visit www.iPathETN.com for additional information including the current Closing Indicative Value for the above ETNs.

How will VXX/VXZ ETN splits be handled?

If VXX or VXZ undergoes a split, Barclays will adjust the terms of the ETN accordingly. For example, if VXX or VXZ undergoes a 4-for-1 split, every investor who holds the ETN through the Depository Trust Company (DTC) on the relevant record date will, after the split, hold four ETNs, and adjustments will be made as described below. The record date for the split will be on the ninth business day after the announcement date. The closing indicative value on such record date will be divided by four to reflect the 4-for-1 split of the ETNs. Any adjustment of the closing indicative value will be rounded to eight decimal places. The split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

How will VXX/VXZ reverse splits be handled?

In the case of a VXX or VXZ reverse split, Barclays will reserve the right to address odd numbers of ETNs (commonly referred to as "partials") in a manner determined by it in its sole discretion. If VXX or VXZ undergoes a 1-for-4 reverse split, every investor who holds four ETNs through DTC on the relevant record date will, after the reverse split, hold only one ETN and adjustments will be made as described below. The record date for the reverse split will be on the ninth business day after the announcement date. The closing indicative value on such record date will be multiplied by four to reflect the 1-for-4 reverse split of the ETN. Any adjustment of the closing indicative value will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

How will “partials” be handled for reverse splits?

If the total amount of an ETN is not evenly divisible by the split ratio, an odd number of ETNs would remain—these ETNs are referred to as “partials.”

Using the example cited earlier, holders who own a number of VXX or VXZ ETNs on the record date which is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of ETNs they hold which is evenly divisible by four, and Barclays will have the right to compensate holders for their remaining or partial ETNs in a manner determined by it in its sole discretion. It is Barclays’ intention to provide holders with a cash payment for their partials on the 17th business day following the record date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted ETNs on the 14th business day after the announcement date.

For example, a noteholder who held 23 VXX or VXZ ETNs through DTC on the record date will receive five reverse split-adjusted ETNs on the immediately following business day, and a cash payment on the 17th business day following the announcement date that is equal to 3/4 of the closing indicative value on the 14th business day following the announcement date.

How will the split/reverse split affect my investment(s)?

The end result is that the split/reverse split procedure will ensure that the economic value (the number of ETNs multiplied by the price per ETN) will remain the same. Following a split or reverse split (assuming you do not own any partials), you may own more or fewer ETNs, as applicable, but the total value of your ETNs will be the same as before the split/reverse split. In the case of a reverse split, if you own any partials as a result of the reverse split, the value of your investment in the ETNs will represent the value of the number of the ETNs owned following the reverse split (assuming you hold more than four ETNs prior to the reverse split) plus the value of the partial, which will be determined on the 14th business day after the announcement date (see “How will ‘partials’ be handled for reverse splits?” earlier for more information).

For example:

4-FOR-1

NUMBER OF ETNs

CLOSING INDICATIVE

TOTAL VALUE

OWNED

VALUE/ETN

Pre-split

100

$400

$40,000

Post-split

400

$100

$40,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

1-FOR-4

NUMBER OF ETNs

CLOSING INDICATIVE

TOTAL VALUE

OWNED

VALUE/ETN

Pre-reverse Split

1,600

$25

$40,000

Post-reverse Split

400

$100

$40,000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

How will this affect historical performance?

Generally, a split or reverse split will not have an effect on historical performance; all historical data will be adjusted to account for the split or reverse split. Rounding adjustments may lead to small differences in return calculations; however, there is no effect on actual performance.

How does this affect my cost basis?

In the case of a split, there will be no change to your aggregate tax basis in your ETNs. In the case of a reverse split, there will be no change to your aggregate tax basis in your ETNs, except to the extent in which you receive cash in respect of “partials.” In such case, your aggregate tax basis in your ETNs will be reduced by the basis allocated to such “partials,” and you should recognize capital gain or loss in an amount equal to the difference between the cash you receive and your basis in such “partials.”

TIMING/TRANSACTION DETAILS

What are the relevant business days for a VXX/VXZ split or reverse split?

For VXX/VXZ splits:

ACTION

WHEN

Announcement date

Business day on which the closing indica- tive value is above $400.00 and Barclays announces its intention to initiate a split.

Record date

9 business days after the announce- ment date. The closing indicative value of the ETNs on the record date will be divided by 4 to obtain the value of the split-adjusted ETNs.

Effective date

10 business days after the announcement date. The split will be effective at the opening of trading on the effective date.

For VXX/VXZ reverse splits:

Announcement date

Business day on which the closing indicative value is below $25.00 and Barclays announces its intention to initiate a reverse split.

Record date

9 business days after the announcement date. The closing indicative value of the ETNs on the record date will be multiplied by 4 to obtain the reverse split-adjusted value of the ETNs.

Effective date

10 business days after the announcement date. The reverse split will be effective at the opening of trading on the effective date. ETNs start trading with new CUSIP.

Cash value determination date

14 business days after the announce- ment date. The closing indicative value of the reverse split-adjusted ETNs on the cash value determina- tion date is used to determine the value of the partials.

Cash settlement date

17 business days after the announce- ment date.

Will there be any new tickers or CUSIPs associated with the split?

The ticker and CUSIP number will remain the same for a split. In the case of a reverse split, the ticker will remain the same, but a new CUSIP number will be issued.

How will this affect my limit and/or GTC orders?

Generally, limit and GTC orders are canceled and need to be re-entered and replaced with a new (post split/reverse split) price. This applies to both single equity and option orders.

What will happen if I have settled ETNs in my account at the close of business on or before the record date?

DTC will distribute the post-split or reverse split ETNs to your broker on the effective date, and you should see the change in your account holdings sometime after that date, depending upon your brokerage’s procedures.

What will happen if I buy ETNs that have not settled before the record date?

In this case, your broker will receive a “due bill” indicating that the ETNs you purchased are “due” additional ETNs, determined by the relevant split/reverse split ratio. The “due bill” will be exchanged for the ETNs on the due bill redemption date and you will see the change in your account holdings sometime after that date, depending upon your brokerage’s procedures.

Why don’t I see additional post-split/reverse split ETNs reflected in my account either on the effective date or due bill redemption date?

Adjusting notes is a two step process. In the first step, the transfer agent, on behalf of Barclays, delivers the ETNs to the DTC on the effective date or due bill redemption date. Brokerages should then adjust your account, which, depending on their procedures, may take several days.

What will happen if I sell my ETNs anytime before the effective date?

You relinquish your right to the adjusted ETNs, as you have traded before the impact of the split/reverse split was put into effect, transacting at a pre-split/reverse split price and ETN quantity.

What if I buy/sell ETNs on the effective date during market hours?

The ETNs will begin trading on a split-adjusted basis at the opening of trading on the effective date.

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An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

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iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

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An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the "VIX Index"), the performance of each index will depend on many factors including the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500™," "S&P 500 VIX Short-Term Futures™" and "S&P 500 VIX Mid-Term Futures™" are trademarks of S&P and have been licensed for use by Barclays. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

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